Filed by CPB Inc.

Pursuant to Rule 425 of the Securities Act

of 1933, as amended, and deemed filed

pursuant to Rule 14d-2 and Rule 14a-12

under the Securities Exchange Act of

1934, as amended

Subject Company: CB Bancshares, Inc.

Commission File No. 0-12396

The following is a transcript of an investor conference call held by CPB Inc. on April 17, 2003.

FORWARD LOOKING INFORMATION

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Such statements include, but are not limited to, (i) statements about the benefits of a merger between CPB Inc. (“CPB”) and CB Bancshares, Inc. (“CBBI”), including future financial and operating results, costs savings and accretion to reported and cash earnings that may be realized from such merger; (ii) statements with respect to CPB’s plans, objectives, expectations and intentions and other statements that are not historical facts; and (iii) other statements identified by words such as “believes”, “expects”, “anticipates”, “estimates”, “intends”, “plans”, “targets”, “projects” and other similar expressions.  These statements are based upon the current beliefs and expectations of CPB’s management and are subject to significant risks and uncertainties.  Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements:  (1) the business of CPB and CBBI may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected revenue synergies and cost savings from the merger may not be fully realized or realized within the expected time frame; (3) revenues following the merger may be lower than expected; (4) deposit attrition, operating costs, customer loss and business disruption, including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the merger; (5) the regulatory approvals required for the merger may not be obtained on the proposed terms; (6) the failure of CPB’s and CBBI’s shareholders to approve the merger; (7) competitive pressures among depository and other financial institutions may increase significantly and may have an effect on pricing, spending, third-party relationships and revenues; (8) the strength of the United States economy in general and the strength of the Hawaii economy may be different than expected, resulting in, among other things, a deterioration in credit quality or a reduced demand for credit, including the resultant effect on the combined company’s loan portfolio and allowance for loan losses; (9) changes in the U.S. legal and regulatory framework; and (10) adverse conditions in the stock market, the public debt market and other capital markets (including changes in interest rate conditions) and the impact of such conditions on the combined company’s activities.

Additional factors that could cause CPB results to differ materially from those described in the forward-looking statements can be found in CPB’s reports (such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the Securities and Exchange Commission and available at the SEC’s Internet site (http://www.sec.gov). All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to CPB or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements above.  CPB does not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statement is made.

With respect to financial projections for CBBI contained in this document, neither CBBI nor any analyst has published any information for 2003, 2004 or 2005.  In addition, CPB has not been given the opportunity to do any due diligence on CBBI other than reviewing its publicly available information.  Therefore, management of CPB has created its own financial model for CBBI based on CBBI’s historical performance and CPB’s assumptions regarding the reasonable future performance of CBBI on a stand-alone basis.  These assumptions may or may not prove to be correct.  The assumptions are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of CBBI.  There is no assurance that these projections will be realized and actual results are likely to differ significantly from such projections.

Subject to future developments, CPB intends to file with the SEC a registration statement to register the CPB shares to be issued in the proposed transaction, including related tender/exchange offer materials, and one or more proxy statements for solicitation of proxies from CPB shareholders, and may file one or more proxy statements for solicitation of proxies from CBBI shareholders, in connection with special meetings of such shareholders at a date or dates subsequent hereto.   Investors and security holders are urged to read the registration statement, related tender/exchange offer materials, and proxy statements (when available) and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information.  Investors and security holders may obtain a free copy of the registration statement, related tender/exchange offer materials, and proxy statements (when available) and other relevant documents at the SEC’s Internet web site at (www.sec.gov).  The registration statement, related tender/exchange offer materials, and proxy statements (when available) and such other documents may also be obtained free of charge from CPB by directing such request to:  CPB Inc., 220 South King Street, Honolulu, Hawaii 96813, Attention:  David Morimoto, (808) 544-0627.

CPB, its directors and executive officers and certain other persons may be deemed to be “participants” if CPB solicits proxies from CBBI and CPB shareholders.  A detailed list of the names, affiliations and interests of the participants in any such solicitation will be contained in CPB’s preliminary proxy statement on Schedule 14A, when filed.  Information about the directors and executive officers of CPB and their ownership of and interests in CPB stock is set forth in the proxy statement for CPB’s 2003 Annual Meeting of Shareholders.

CPB, INC.

                                                                                HOSTS:        Clint Arnoldus

                                                                                                        Neal Kanda

                                                                                                        Cary Thompson

DATE:  April 17, 2003

TIME:  10:00 a.m. EST

Operator:  Good morning. Welcome, ladies and gentlemen, to CPB Inc.’s conference call to discuss its offer to merge with CB Bancshares, Inc., and first quarter results. At this time I would like to inform you that this conference is being recorded and that all participants are in a listen-only mode. At the request of the company we will open up the conference for questions and answers following the presentation. I would now like to turn the conference over to Mr. Clint Arnoldus, Chairman, President, and CEO of CPB Inc.

Clint Arnoldus:  Aloha, everyone. On the call with me today are Neal Kanda, our Chief Financial Officer; and Cary Thompson, the Senior Managing Director of Bear Sterns & Company. They are our advisor on this merger proposal. I’m very pleased to welcome you to CPB, Inc.’s first quarter conference call. Before I hand the call over to Neal to summarize our first quarter results, I’d like to spend some time discussing yesterday’s announcement of our proposal to merge with CB Bancshares.

This is a financially compelling proposal that we believe would create a stronger local bank benefiting not just shareholders of both banks but the state of Hawaii and our customers as well. Before I get into why we think this would be such a powerful combination, I encourage you to log onto our website at cpbi.com where you’ll find presentation slides that are going to support today’s remarks. Let me give you a moment to access the slides while the operator reads the statement required by certain securities laws urging you to read documents CPB will file with the SEC, when they are filed, describing forward-looking statements that are in this presentation.

Operator:  Those statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to: statements about the benefits of the merger between CPB, Inc. and CB Bancshares, Inc., including future financial and operating results, cost savings, and accretion to reported and cash earnings that may be realized from such merger; statements with respect to CPB’s plans, objectives, expectations, and intentions, and other statements that are not historical facts; and other statements identified by words such as believes, expects, anticipates, estimates, intends, plans, targets, projects, and other similar expressions. These statements are based upon the current beliefs and expectations of CPB’s management and are subject to significant risks and uncertainties.

Actual results may differ from those set forth in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those anticipated results or other expectations expressed in the forward-looking statements: the business of CPB and CBBI may not be integrated successfully or such integration may be more difficult, time-consuming, or costly than expected; expected revenues, synergies, and cost savings from the merger may not be fully realized or realized within the expected timeframe; revenues following the merger may be lower than expected; deposit attrition, operating costs, customer loss, and business distribution including without limitation difficulties in maintaining relationships with employees, customers, clients, or suppliers may be greater than expected following the merger; the regulatory approvals required for the merger may not be obtained on the proposed terms; the failure of CPB’s and CBBI’s shareholders to approve the merger; competitive pressures among depository and other financial institutions may increase significantly and may have an effect on pricing, spending, third-party relationships, and revenues; the strength of the United States economy in general and the strength of the Hawaii economy may be different than expected resulting in among other things a deterioration in the credit quality or reduced demand for credit including the resultant effect on the combined companies’ loan portfolio and allowance for loan losses; changes in the US legal and regulatory framework and adverse conditions in the stock market and public debt market and other capital markets including changes in interest rate conditions and the impact of such conditions on the combined company’s activities.

Additional factors that could cause CPB’s results to differ materially from those described in the forward-looking statements can be found in CPB’s reports such as annual reports on form 10K, quarterly reports on form 10Q, and current reports on form EK filed with the Securities and Exchange Commission and available at the SEC’s internet site http://www.sec.gov. All subsequent and all forward-looking statements concerning the proposed [induction] or other matters attributable to CPB or any person acting on its behalf are especially [qualified] in their entirety by the cautionary statements above. CPB does not undertake any obligation to update any forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements can be made.

With respect to financial projections for CBBI contained in this document, neither CBBI nor any analyst has published any information for 2003 or 2004. In addition CPB has not been given the opportunity to do any diligence on CBBI other than reviewing its publicly available information. Therefore management of CPB has created its own financial model for CBBI based on CBBI’s historical performance and CPB’s assumptions regarding the reasonable future performance of CBBI on a standalone basis.

These assumptions may or may not prove to be correct. The assumptions are inherently subject to significant uncertainties and contingencies any of which are beyond the control of CBBI. There is no assurance that these projections will be realized and actual results are likely to differ significantly from such projections. Subject to future developments, CPB intends to file with the SEC a registration statement to register the CPB shares to be issued in the proposed transaction including related tender exchange [or for material leads?] in one or more proxy statements for solicitation of proxies from CPB shareholders and may file one or more proxy statements for solicitation of proxies from CBBI shareholders in connection with special meetings of such shareholders on a date or dates subsequent hereto.

Investors and security holders are urged to read the registration statement, related tender exchange offer, materials and proxy statements when available and any other relevant documents filed with SEC as well as any amendments or supplements to those documents because they will contain important information. Investors and security holders may obtain a free copy of the registration statement, related tender exchange [or for materials] and proxy statements when available and other relevant documents at SEC’s internet website at www.sec.gov. The registration statement, related tender exchange statement offer [unintelligible] and proxy statements when available and such other documents may also be obtained free of charge from CPB by directing such requests to CPB Inc., 220 South King Street, Honolulu, Hawaii 96813, attention Mr. David Marimoto [sp] 808/544-o627.

C. Arnoldus:  All right. I assume that gave everyone time to log on. Let’s proceed. You should be looking at slides four and five. As you can see from this transaction summary, we’re prepared to offer 1.8956 shares of CPB stock and $21 in cash per share of CB Bancshares. This equates to $70 a share of CB Bancshares based on the closing stock price of 4/14 of ‘03. This represents a 54 percent premium approximately 13 times forward earnings multiple based on our expectations of CB Bancshares’ forward earnings and a multiple of 2002 book of approximately 1.9 times. At CPB we believe in doing business in a friendly way so we made this proposal privately to CB Bancshares management and expressed our desire to discuss this seriously with them and their board. We’re frankly quite puzzled by their apparent reluctance to do so, especially since this same combination has been discussed on and off for a number of years.

We finally concluded that we think this transaction makes so much sense in so many ways for Hawaii and its economy, for our customers, and for the shareholders of both companies that it deserves to be discussed publicly and considered by the shareholders. In other words, we are very committed to making this a reality.

Given Hawaii’s unique local values and community traditions, business decisions here frequently impact our local community. Before I focus specifically on shareholder benefits, let me explain why we believe this merger will benefit customers, the local community, and the state of Hawaii. It would create a stronger bank. It will be local, which is very important in Hawaii with $3.7 billion in assets, a bank that can provide a strong local alternative to mainland-managed and foreign-owned banks, and a bank that is more intently focused on fueling local economic growth and meeting unique local needs. Hawaii’s future depends on its small and mid-size businesses, which is exactly the target market that we support.

As a bigger and stronger bank, we’ll have a higher lending capacity to finance these businesses and to fuel local economic and job growth. Consumer business customers in the local community would also enjoy added convenience with a broader branch and ATM network and an expanded menu of products and services. At the same time, CPB will be able to extend its fiercely loyal personalized service to customers of Citibank. In short a stronger, locally focused bank can better meet local needs in a sustained way over the long run.

Turning to slide seven you’ll see three key reasons why shareholders of both banks win. We anticipate the combined bank will enjoy significant double-digit EPS accretion generated by consolidation, scale, and significant cost-savings which I’ll explore in detail shortly. Moreover in Hawaii’s limited growth market, together we’d be better positioned to compete with larger, foreign-owned, and mainland-managed banks. Improved trading liquidity and visibility for a combined company listed in the New York Stock Exchange would benefit all of you as shareholders. This is a very attractive offer for shareholders of CB Bancshares. It’s an offer that is more than justified by the financial and business benefits of combining our two banks. We believe few banks can make as compelling a case.

As you can see from slide eight, we share a similar heritage and culture. We share the same overlapping local market. We’re both focused on the same customer segment — that is consumers and small and mid-size businesses. We even operate from a common five-serve [sp] technology platform. The opportunity to improve efficiency through scale is self-evident. It’s a logical fit. We think the two banks should be relatively easy to integrate.

For those of you who don’t know us, you can see a snapshot of CPB and our impressive EPS track record on slide 10. We think this track record demonstrates our ability to optimize the performance of a combined bank. We believe additional synergies are possible as we overlay our management onto the asset base of a merged bank.

The graph on slide 11 shows that investors have recognized CPB’s superior long-term business performance, which is reflected in the widening stock performance gap between the two banks in recent years. We believe that significant opportunities for improvement exist as CB Bancshares and our proven management team with its solid track record of increasing shareholder value. It is well-equipped to do this job.

A look at slides 12 through 16 suggests the solid management we bring to a combined bank. We’ve consistently grown earnings and generated higher returns on assets and equity. You can see on slide 12 that in 2002, CPB earned over $33 million and over the last five years produced a steady long-term growth rate in earnings.

On the next slide you’ll notice that this performance was generated by strong and improving returns on both equity and assets with 2002 return on equity at 20.55 percent, more than double the returns of CB Bancshares. Credit quality is an area that we’re extremely proud of at CPB. You can see from the long-term credit trends on slide 14 and our very low net charge-off percentage that we’re an excellent credit manager. We think there is an opportunity as we add our credit management policies to CB Bancshares loan portfolio.

Despite a difficult economic environment, CPB has been able to maintain a stable level of earning assets while our organic deposit growth has consistently outperformed CB Bancshares. Our deposits have not only grown more steadily, they are now over 40 percent higher than those of CB Bancshares as depositors are increasingly recognizing our brand of fiercely loyal service.

Notice on slide 16 that CPB’s cost consciousness in embedded in our culture. It has helped drive down our efficiency ratios significantly over the years. We’ve achieved a 50 percent efficiency ratio in the first quarter of this year comparable to the most efficient banks in the country.

Let’s examine what we anticipate our two companies would look like combined. I think you are going to agree this is a very powerful combination. Together we make a great fit. Together we can do so much more than we can do individually. Both banks were founded in the 1950s to serve the Japanese-American community in Hawaii. They have grown to become the local banks of choice among customers all across Hawaii’s diversity who seek highly personalized service. This shared target business segment will facilitate our integration. From you’ve seen in the previous slides, we expect significant cost-saves and performance enhancement for a combined bank.

If you look at the pro forma on slides 19 and 20, you’ll see the combined bank would have loans totaling $2.4 billion and deposits totally $2.8 billion significantly strengthening CPB’s position as the fourth largest bank with a 14 percent deposit share. Together we have the visibility and the muscle to offer our higher-touch brand of service to customers of Hawaii’s larger banks while never losing sight of our small-bank heritage and fiercely loyal customer focus. Together we can reduce risk through a more diversified and balanced loan portfolio as slide 21 illustrates. CPB and CB Bancshares have highly complementary loan segments. CPB is strong in commercial mortgages while CB Bancshares is strong in residential mortgages. Additionally, our expanded deposit base will continue to have a significant share of core deposits.

In short, we believe that together we’re stronger and better — better able to compete and take market share, better able to serve customers, and better able to support small and mid-size businesses in Hawaii, by creating a stronger local bank shareholders of both banks win. In the end, the numbers make the case. They are convincing. We believe they are based on reasonable assumptions.

Since we could not perform due diligence on CB Bancshares and they are not covered by sell-side analysts, we used our in-depth knowledge of the Hawaii market and our understanding of their business to develop earnings projections for CB Bancshares. We’ve assumed a one-time restructuring charge of $32 million and a $16 million of fully phased-in cost savings, which represent 15 percent of the combined entities non-interest expenses. We think these are reasonable assumptions given how previous relevant in-market transactions have played out. I want to emphasize that we did not include revenue enhancements in our assumptions, though we believe the potential for revenue synergies certainly exists.

The next couple of slides highlight our key assumptions for CB Bancshares in greater detail. We’ve assumed a 25 basis point decrease in net interest margin and operating expense growth in line with 2002. Additionally we’ve assumed low single-digit growth in loans and deposits. We believe that the increase in reserves in 2002 and the recent charge-offs at CB Bancshares have resulted in a cleaner balance sheet. As a result we’re projecting lower charge-offs going forward. These are still conservative levels as demonstrated by higher-than-average net charge-off ratio.

Based on these assumptions, you can see on slide 25 that the projected earnings before provision remain relatively flat compared to 2002. Our provisions are lower because 2002 and 2001 were years of unusually high provisions. To be conservative, the reserve-to-loan ratio remains at the high levels of 2002.

As a result we believe that CB Bancshares could earn $5.33 per share in 2003, $5.70 per share in 2004, and $6.08 per share in 2005. Based on our projections for CB Bancshares, you can see on slide 26 that we expect the resulting company should generate over $61 million in net income in 2004 and over 69 million in 2005 resulting in pro forma GAAP EPS of $2.55 and $2.88 for 2004 and 2005 respectively. This means solid double-digit projected accretion. On a cash basis we expect the merger would be approximately 15 percent accretive in 2004 and 18 percent accretive in 2005 based on our projections.

Let me take you through slide 28 to highlight an accretion-dilution sensitivity analysis that supports the merits of this transaction. For this merger to be non-dilutive for CPB shareholders, CB Bancshares only needs to earn $4.30 per share in 2004, which is 35 cents above their core earnings in 2002 and $4.10 in 2005, which is just 15 cents more than 2002 core EPS. With only negligible earnings growth needed from CB Bancshares to make this combination accretive, we expect this merger will be a real winner for all of our shareholders. We believe this analysis makes a very compelling case for our proposal and for the very accretive nature of this transaction. Combined, we believe we can create a stronger, more profitable bank, a bank that couples a strong balance sheet with impressive asset quality, and a uniquely attractive customer proposition for the people in Hawaii.

I encourage you to look at the slides in the appendix of this presentation that contain additional financial information supporting the merits of this transaction. Let me now close my remarks by summing up why we’re so excited about this proposal. We think it’s good for all stakeholders. It’s good for Hawaii and its economy. It’s good for the local community. It’s good for customers and it’s good for the shareholders of both banks. It’s a win-win situation. It creates a stronger, locally based and managed bank better able to meet Hawaii’s unique local needs. Customers benefit from larger lending limits paired with continued fiercely loyal service. Shareholders of both banks win.

We anticipate CPB shareholders will get significant EPS accretion and a stronger competitive position going forward while CB Bancshares shareholders receive very attractive premium, a significantly higher cash dividend, and the opportunity to be a shareholder in a New-York-Stock-Exchange listed company with a long track record of outstanding performance. In fact, we’re pleased to say that TON Finance, the largest single shareholder of CB Bancshares has recognized the benefits of this proposal and signed an agreement to support the transaction subject to certain conditions.

We think it’s so compelling that there is every reason for CB Bancshares to come to the table with us to finish in a cooperative and a friendly way the job of delivering these compelling benefits our shareholders. We hope they do so as we are committed to making this transaction a reality. Of course, we hope we’ll have your support and the support of CB Bancshares shareholders for this proposal. It’s a proposal that is the right fit at the right time for Hawaii and for all of us.

Before I get into your questions, I’d like to turn the call over to Neal for a short summary of CPB’s first quarter earnings. Neal.

Neal Kanda:  Thank you, Clint. The following is a discussion of 2003 first quarter financial highlights. CPB, Inc. and its subsidiary Central Pacific Bank reported solid performance for the first quarter of 2003. Net income of 8.6 million increased by 14 percent over the $7.5 million reported in the first quarter of 2002. Diluted earnings per share were 52 cents up by 11 cents over last year’s 47 cents per share.

Return on assets increased to 1.73 percent for the quarter compared to 1.63 percent last year. Return on stockholders’ equity decreased to 19.18 percent from 19.89 percent a year ago reflecting the 17.9 percent increase in stockholder’s equity. The company’s leverage ratio increased to 8.75 percent at March 31, 2003 from 8.09 percent a year ago. The company increased its quarterly dividend from 11 cents per share to 16 cents per share first quarter of this year resulting in a first quarter payout ratio of 29.63 percent approximating the company’s internal payout target.

While the company maintains a stock repurchase program, which has approximately $10 million in authorized capital for the purpose, no repurchases were made during the first quarter of this year. Net interest income on a tax-equivalent basis rose by $1.2 million or 5.4 percent over last year’s first quarter. Total interest income decreased by 1.3 million reflecting a decrease in yield on earning assets of 6.17 percent from 6.93 percent a year ago mainly due to dollar re-pricing of loans in investment securities during the last year.

Average earning assets of 1.8 billion increased by 7.4 percent during that period. Corresponding decrease in interest expense of 2.5 million or 31.1 percent reflected a drop in the cost of interest-bearing liabilities to 1.46 percent from 2.22 percent in the first quarter of 2002. Average interest-bearing liabilities increased by 3.4 percent in this quarterly comparison. Non-interest-bearing deposits for the first quarter of 2003 increased by 24 percent over year-ago quarter.

As a result net interest margin for the first quarter of 2003 was 4.98 percent compared with 5.07 percent in the first quarter of 2002 and 5.06 percent in the fourth quarter of 2002. Loan re-pricings and prepayment due to the current interest rate environment and competitive conditions as well as accelerated cash flows from investment portfolio contributed to the flight to [unintelligible] margin.

Management anticipates that dollars-per-share on asset yields will be partially offset by steady loan growth in the next quarter while the reduction in cost of funds will moderate leading to a slight decline in net interest margin. As for interest rate sensitivity, the company’s balance sheet remains relatively neutral to slightly asset sensitive.

There was no provision for loan losses for the first quarter of 2003 due to a net loan recovery of $912,000 largely attributable to repayments of two charge-off loans. The allowance for loan losses at March 31, 2003 was 1.87 percent compared to 1.94 percent a year ago. Asset quality remains exceptional with non-performing assets and 90-day delinquent totally 1.4 million or 11 basis points of total loans. Problem assets were mainly comprised of commercial property secured by first mortgages and showed vast improvement over the year totaling one-third of the 4.3 million reported a year ago. Continuance of new political and economic uncertainties, however, especially as it affects Hawaii’s shareholder industry and its general economy, could lead to deterioration of quality in the company’s loan portfolio.

Total other operating income of 3.7 million for the first quarter of 2003 decreased by 229,000 or 5.9 percent compared to last year’s first quarter in which $420,000 investment securities gains were recorded. Most income categories showed nominal increase over the year with income from fiduciary activities increasing by 28.9 percent to 446,000 for the 2003 quarter. The company is experiencing a steady increase in trust income reflecting gains in total assets under management as well as assets now in custodial—under custody. The company expects accelerated growth in this area for the coming quarters.

Total other operating expense of 13 million was virtually unchanged from the first quarter of last year due to a reduction of $600,000 in commissions and bonus accruals being offset by increases in advertising and promotional expenses of 275,000 and 143,000 respectively. Expenses on a annualized basis were 2.63 percent of average assets in the first quarter compared to 2.86 percent a year ago.  Efficiency ratio for the first quarter was 50.07 percent compared to 52.48 percent last year. Effective tax rate for the first quarter was 34.1 percent compared to 36.7 percent in last year’s quarter. The decrease reflects higher tax-exempt income and state tax credits recorded in this year’s quarter.

This concludes the discussion of our first quarter financials. We welcome any questions you may have.

Operator:  Thank you, gentlemen. The question and answer session will begin at this time. If you are using a speakerphone, please pick up the handset before pressing any numbers. Should you have a question, please press star one on your push-button telephone. If you wish to withdraw your question, please press star two. Your question will be taken in the order that it is received. Please stand by for your first question. Our first question comes from Mark Lynch with Wellington Management. Please state your question.

Mark Lynch:  Good morning, gentlemen. Two questions. The first is, could you give us some idea of the geographic proximity of the two branch systems. How many are within half a mile of each other? The second question is on the earnings model you have put together for CB Bancshares, you showed 21 million in 2003, 23 million in 2004. On the following page the pro forma earnings impact, you showed 23 million this year and 24 million—I’m sorry. I slipped a year. You’re showing 2004 and 2005. The second question is a never-mind. I’ll just stick with the geographic part of it.

C. Arnoldus:  OK. One of the real compelling components of this transaction is the fact that there are so many opportunities to consolidate. There are 10 branches that we consolidate into the system. From 45 we’d end up with 35 branches at the end of the day.

M. Lynch:  Thank you.

Operator: Thank you. Our next question comes from Joe Morford with RBC Capital Markets. Please state your question.

Joe Morford:  Thanks. Good morning. Clint, could you talk about a little more color and your comfort in assuming no revenue run-off in this transaction. Also, besides the common fizer [sp] platforms, your comfort with your ability to integrate such a large acquisition.

C. Arnoldus:  As you know, this is a very unique market in Hawaii. We have a concentration of competition that I have not observed in any other market. We have two very large banks that have about 30 percent market share a-piece. Each of those banks are in a transitional phase. First Hawaiian is now owned by a French parent. That is not the most popular foreign ownership to have right now, to say the least. Bank of Hawaii has taken a strategy of loading the senior management with mainland imports and in the process have alienated the market because they sent the direct message to the market that mainland people are the people that should be running this institution not the people of Hawaii. That hasn’t been received very well.

Then the market goes to a large savings-and-loan. Then it comes down to Citibank and Central Pacific Bank. We offer—we being Central Pacific and Citibank — offer a very unique brand of banking. We focus on personalized service. We focus very heavily on the small and medium-size sector, which is about 97 percent of the market here. It creates two out of three jobs. The customers we have either have selected to bank with us because they like that brand of service or they’ve left the big banks because they don’t like the dynamics that are going on there.

We’ve benefited not only from customers. We have been able to bring in a lot of great employees as well. That’s a long way of saying this customer base wouldn’t have another alternative to go to unless they want to change significantly their preferences in what kind of bank they are working with. We think one of the really compelling issues with this transaction is that we’re going to lose very little business. Their customers know us. We know them. We’re going to be able to merge two sister banks and I think offer their customers a bank that can give them a broader range of products and services. We have a trust department. We have a wealth management capability, which Citibank doesn’t have. It’s going to be a situation where they’ll get what they’ve been used to and have added benefits on top of it. I feel very comfortable that we’re going to have minimal loss of revenue in this transaction and minimal deposit loss.

In terms of our ability to integrate, these are sister banks. We’ve competed against each other for decades in the same market. We know their people well. We know their bank well. We have the same operating platform. We think that we’re going to be able to integrate a transaction. Even thought it’s very large, I think we’re going to be able to integrate this very well. I think that the performance of Central Pacific Bank over the last five years certainly shows that in-house we have the right management disciplines. Those same disciplines would be applied to the merged bank. I think the merged bank then would be showing the same results in a very short timeframe that you’ve been used to seeing from our bank alone.

J. Morford:  OK. Maybe a follow-up, a quick question for Neal on the quarter. Could you give us a little more color on the pickup in loan growth this quarter. Where was it coming from? Is it primarily just the market share growth continuing? Thanks.

N. Kanda:  OK. For the first question with regard to loan growth, we have a pickup of about 20 million in commercial and C&I loans and real estate construction up by 10 million. Residential mortgage loans were up by eight million, which in the past had been dropping. That had a turnaround. Those three categories helped as well as a slight increase in consumer loans.

J. Morford:  OK. Thanks everybody.

Operator:  Thank you. Our next question comes from Campbell Chaney with Anders Morris Harris. Please state your question.

Campbell Chaney:  Good morning. How have you prepared for a white-knight scenario? Let’s say that CBBI decides that, since they are in play, they go to one of the larger Hawaiian banks. What have you done to prepare against that? And can you give us a breakdown of the Japanese customer base at CBBI. I noticed it was created for the Japanese community. Can you give us an idea of the concentration?

C. Arnoldus:  OK. We’ve thought a lot about that white-knight scenario. I think there are some unique elements to this since we’re based in Hawaii. This state is coming out of a very long recession. Now we have the uncertainty of the SARS situation that is impacting tourism a bit in our Asian countries. It isn’t as yet impacting Hawaii. That is an uncertainty out there and of course, the impact from the war. I think until Hawaii has a very solid string of uninterrupted economic recovery, there is going to be limited appetite for a non-Hawaii entity to come in and make an acquisition. Let’s look at what could happen within the Hawaiian market. Bank of Hawaii and First Hawaiian would be precluded from buying Citibank because they already have too much market share. American Savings is owned by the local utility, Hawaiian Electric. We don’t think they would be able to combine their resources to be able to make this acquisition, nor do we think they have any interest. We feel comfortable that there will not be a white knight scenario that will come to play in this transaction.

C. Chaney:  OK. Then the Japanese concentration — the customer base?

C. Arnoldus:  Speaking for our bank, one of the things I found interesting when I came here is we had a reputation as a Japanese bank. People thought we just wanted Japanese business. When you look at our loan portfolio, it’s one percent Japanese. The deposit portfolio is 15 percent. As I mentioned both banks initially concentrated on the Japanese-American market, indeed were founded to service that market, but over the years have broadened into the broader Hawaiian market. Citibank’s numbers would be very similar to ours. I can’t give you the exact numbers. As I say, we’ve been doing the same kind of business for decades. We know they are going to be very similar. We haven’t been able to get in and do due diligence and get exact numbers.

Cary Thompson:  Campbell, give me a call in my office. I can talk to you later.

C. Chaney:  OK, will do.

Operator:  Our next question comes from Bruce Sherman with Private Capital Management. Please state your question.

Bruce Sherman:  Hello gentlemen. I want you to know that as a large shareholder of both banks, I was pleased and I support the transaction. That’s all I want to say.

C. Arnoldus:  We appreciate you saying that. Yesterday was an interesting day in terms of the response that we got to this offer. An aggressive move like this to make this transaction happen is not common in Hawaii. We expected that there could be some potential negative backlash. We have received nothing but supportive calls from our own customer base, from our own employees, from their shareholders. We got an early read for how their shareholders might feel by TON Finance stepping in and saying they would support this. Everything we’ve heard subsequent to that supports a strong level of support from their shareholder base. It’s such a compelling offer and there are such unusual synergies in this combination. I think the market sees that very strongly. Interestingly enough, we are even getting calls from some of their employees that are excited about this.

B. Sherman:  Congratulations. I am glad you made the effort. Thank you.

Operator:  Our next question comes from S.T. Tallapracaea with Cathay. Please state your question.

S. T. Tallapracaea:  Yes. Hi. Could you provide a little bit color on your initial statement that your puzzled since this has been discussed for a number of year. Could you elaborate on the extent of discussions. Has there been any exchange of data prior to this?

C. Arnoldus:  The market has been looking for these two banks to merge since the ‘50s when they were founded. They were founded in the same market—in a small market. Over the decades there have been discussions. About two years ago they did make an offer to buy this bank. It was not a strong offer. It was turned down. Clearly that demonstrates that on their side they see the benefit of this combination as well. Last year we made a soft attempt to be able to get together. They declined. This year, we decided that we would make a stronger offer and be as aggressive as we have to be to make sure that this gets done. It’s been interesting to gage management’s response to this.

I think you’ll find it interesting to go through a little chronology of what we’ve done with this specific deal to try to get to the negotiating table. On March 17 we had our financial advisors, Bear Sterns, go over to their bank to explain the offer. Let me explain why we did that. That may hit some of you as being strange that I didn’t go with them. Based on our offer last year, I’m not—they are not sending me Christmas cards, let me put it that way.

We felt that if I went over, they wouldn’t even give us an audience. So we sent Bear Sterns over. They had a very brief meeting. They had the offer letter with them. Management refused to accept the letter. They wouldn’t let Bear Sterns leave the letter at the bank. We came back and decided that we weren’t going to let them have that option. We mailed the letter over on the 21st. They did agree to a meeting.

We did have a face-to-face meeting on April 2. That is the only meeting that we’ve had. In that meeting they would not answer questions. It took us four attempts to get them finally to admit that they hadn’t even hired a financial advisor. They wouldn’t give reactions. They would only take notes and ask questions. The only real interest they showed was understanding our valuation model. There was no timetable agreement. They promised that they would study the deal and that they would get back to us by April 4 — two days later. That day came and went. We never received a call. We still have never received a call.

At that point, we weren’t even clear whether their board even knew that this letter was in the bank. We decided to send a letter to each of their board members and to management again on April 4 asking for a response by April 11. We got a response late on April 11 instructing us on where we should route future correspondence. That is all it said in the letter. We haven’t heard anything since.

It’s been a unique transaction up to this point, to say the least. What we are accomplishing now is letting the shareholders know the value of this transaction, giving them hard information. What we hope we accomplish is that the shareholders are going to put some pressure on management to make this transaction happen. It’s good for the state of Hawaii and its communities. It’s great for shareholders. It’s good for the customer base. It’s good for the employee base too because we create a more dynamic institution that can create long-term jobs in this economy. The first-day response has been overwhelming. Just so you understand our intentions, we have hired some outstanding advisors to help us in this transaction, both financial advisors and legal advisors. We are going to take any step we have to in order to see that this gets done. We are going to see it through. It’s too good a deal to let management stop it.

ST Tallapracaea:  Great. Thank you.

Operator:  Thank you. Our next question comes from Julienne Cassarino with Prospector Partners. Please state your question.

Julienne Cassarino:  Hi. Can you hear me?

C. Arnoldus:  You are coming through very faintly.

J. Cassarino:  OK. I apologize. Can you hear me now?  A couple questions. I didn’t catch your explanation of why Bank of Hawaii would not come in as a white knight.

Cary Thompson:  They have their anti-trust issues and concentration issues. There is no way Bank of Hawaii and

First Hawaiian under both FAN and other rules could be able to be allowed to buy this bank.

J. Cassarino:  OK. My second question is regarding your pension fund. Could you tell us the current status of it. Is it under-funded, over-funded? Have you changed any assumptions? Are any changed assumptions in first quarter results?

N. Kanda:  Yes, it is under-funded. We did change the function down on future returns to 7.5 percent. We are using the five-year averaging method. It will be—we have an increase in pension expense for the first quarter over last year.

J. Cassarino:  Did you make any cash contribution to it?

N. Kanda:  Yes, we have.

J. Cassarino:  OK. Thank you.

Operator:  Our next question comes from Dianna Drackin with Guardhill. Please state your question.

Dianna Drackin:  Yes, hi. I have two questions. One is, can you please walk us through the regulatory approvals. Do you anticipate any problems with that? The second question is regarding the poison pill. Does CFP have in their plans to file a lawsuit against the CBBI board of directors [unintelligible] of a poison pill?

C. Thompson: On the regulatory front, we have talked to the appropriate regulators. They understand this transaction. There has been no final approval given. They understand. I do not anticipate any issues there. What was the second question?

D. Drackin:  Regarding the poison pill.

C. Thompson: I would suspect, given the enthusiastic endorsement we have received, we hope we don’t have to do—to file a lawsuit. I think, as Clint indicated, we are ready and willing to do that if we need to.

D. Drackin:  OK. Which regulatory approvals would you require?

C. Thompson: Fed approval primarily.

D. Drackin:  And the banking approvals?

C. Thompson: Yes.

C. Arnoldus:  The FDIC, the local Hawaiian authorities, and the SEC as well. I would add, of course, the regulators are not going to weigh in on whether they love this deal. I can tell you the tone that we get — we know the regulators well too — is that we would be able to get our approvals in a fairly expeditious manner.

D. Drackin:  Thank you.

Operator: Thank you. As a reminder, should anyone have any further questions, please press star one on your push-button telephone at this time. Our next question comes from Jason Dahl with Aetos Capital. Please state question.

Jason Dahl:  Congratulations. It looks very interesting. The one question I have — forgive me if it was answered. I lost the call for a while. You mentioned in your press release the potential to take this directly to shareholders. Walk me through what that would be and what type of response you would need from them in order to get you to go to that extent.

C. Arnoldus:  I’ll have to answer that in a more general way. We don’t have a response from them yet. Their response will determine our action. We have every contingency covered. We’ve hired outstanding advisors. We’re going to see this through. We’ll see how they respond before we can clearly lay out our next step. We’re prepared to take whatever step their reaction to our offer requires.

J. Dahl:  My last question would be, you presented them with the terms of the transaction four weeks ago, roughly.

C. Arnoldus:  That’s right.

J. Dahl:  Were the proposed terms the same as the terms you’ve presented to us today?

C. Arnoldus:  Yes.

J. Dahl:  If I could get their response. Were you able to talk at all with them or you never heard back from them?

C. Arnoldus:  We did go through that in some detail. We have not had a response from them. I might add also that in our initial offer, we were offering three directors and a non-executive chairmanship, which is off the table now.

J. Dahl:  The original letter that the offer was proposed in, I was told that should be available. I wasn’t able to find it on your website.

C. Arnoldus:  At the current time you’ve got everything that you need in that letter that we attached to the press release.

J. Dahl:  OK. Thank you.

Operator:  Our next question comes from Joe Fox with Ranger Capital. Please state your question.

Joe Fox:  A quick question. Are you going to be able to increase the cash portion of the offer, if necessary?

C. Arnoldus:  We’ll have to see how they respond. If they—we’ve got our offer on the table. I think it’s an outstanding offer as it’s structured. It is going to have to take something compelling for us to move off that position.

J. Fox:  You are aggressive. It is something you are prepared to do?

C. Arnoldus:  We are going to make this deal happen.

J. Fox:  Good deal. Thanks.

Operator:  Thank you. Our next question comes from Mark Lynch with Wellington Management. Please state your question.

M. Lynch:  You said earlier that Hawaiian Electric and American Savings lacked the resources to buy CB Bancshares and perhaps the inclination as well. Leaving that aside, is it even legally possible for them as an industrial company owning a thrift to buy a commercial bank? Could they somehow manage to get rid of the bank charter and shove Citibank into the American Savings charter? Is that possible?

C. Arnoldus:  I think it would be very, very difficult for them to do.

C. Thompson: I also think they’ve got the same anti-trust problems the other big Hawaiian banks have. The Fed is going to look at this on the deposit side. I think the concentration will be too great. I think they could block it at the anti-trust level also.

M. Lynch:  OK. Thank you.

Operator:  Thank you. Our next question comes from Tony Reiner with the Clinton Group. Please state your question.

Tony Reiner:  Hi. I joined a little late. I apologize if you touched upon it and a couple of the previous recent callers asked similar questions. The letters you’ve been sending to CB Bancshares have included roughly the same terms as the offer that was made public a couple days ago?

C. Arnoldus:  Yes.

T. Reiner:  Is that based on a fixed number of shares and a fixed amount of cash dollars? Or is it based on where the relative stocks trade? More specific on how we come to that ratio and that number of shares.

C. Arnoldus:  We’ve always talked about $70 a share. We set it the day before the letter went over.

C. Thompson: The answer to the question is, we set the number of shares—the exchange rate is 1.8956 of stock and 21 in cash. It is set.

T. Reiner:  OK, so theirs are set. That incorporates—so obviously the shares are fixed. Is $21the set amount of dollars based on—it’s just a fixed number of dollars?

C. Thompson: It’s a fixed number in cash.

T. Reiner:  I’m not going to read into further than that. In that one meeting that we had, did these terms come up at all? You said they weren’t----

C. Arnoldus:  We never got that far. They just wanted to understand our valuation model. They wouldn’t answer any questions. As I said, they understood very clearly what the terms were — the $70 a share and 30 percent cash and 70 percent stock component.

T. Reiner:  OK. So you didn’t get so far as anything they wanted, different terms, anything?

C. Arnoldus:  No.

T. Reiner:  Alright. It sounds like it was a quick meeting.

C. Arnoldus:  It was a disappointing and frustrating meeting.

T. Reiner:  OK. I think it’s a great offer. I appreciate you answering the questions. Thanks so much.

Operator:  Our next question comes from Ding Chun with Farallon. Please state your question.

Ding Chun:  Hi. This might be a very simple question. Is it possible for them to come back to make an offer for you?

C. Arnoldus:  No. We’ve looked at that as well. We would be too big a bite for them at this point.

C. Thompson: We trade at a much higher premium than they do. The math doesn’t work.

D. Chun:  How did they come back to make an offer last time?

C. Arnoldus:  They combined with one of the local companies to try to have the foundation to make the offer. If they ever tried to make us—I am sure you saw the slides comparing the performance of the two banks. I don’t think the shareholders are wanting to go that direction.

D. Chun:  Right. Thank you.

Operator:  Thank you. Our next question comes from ST Tallapracaea with Cathay. Please state your question.

ST Tallapracaea:  Hi. Just a quick follow-up. You said the exchange rate is set. Are they any collars on it?

C. Thompson:  No.

ST Tallapracaea:  It’s fixed at that ratio and that’s it?

C. Thompson: Yes.

ST Tallapracaea:  Thank you.

Operator:  Thank you. As a final reminder, should anyone have any further questions, please press star one at this time. Our next question comes from Julienne Cassarino with Prospector Partners. Please state your question.

J. Cassarino:  Hi. I was looking at the credit trends for CBBI. Their non-performing asset ratio and net charge-off ratios look extremely high. Do you have any understanding why they have such high credit ratios?

C. Arnoldus:  They have taken a fairly aggressive stand in the market and have made some ill-advised loans. Now you are seeing that reflected in the reserves they have put up, in the charge-offs in credit numbers that certainly are a stark contrast to the trends in our book of credit. We do think that they have been working through problems. We know they have been working with the regulators. We think at this point that they have things under control there.

J. Cassarino:  You mentioned that you have not done due diligence. But you feel completely comfortable with the loan portfolio that they have and your ability to work out any problems?

C. Arnoldus:  In a market this small, it’s easy to get a reasonable picture of what your competitor looks like. We’ve competed against them for decades. I’ll tell you the trend we don’t like and that is why we’re moving aggressively right now. One of their main focuses is mainland participations. In fact, they have even opened a rep office in California, which would be the first thing we’d close. We think that is a very dangerous way to grow a bank.

J. Cassarino:  Their loan growth has been negative even with that. I guess I am just wondering. You would do things substantially differently from----

C. Arnoldus:  Yes, we would.

C. Thompson: I also think if you take a look at Citibank, it has historically had a much larger single family portfolio. If you remember, Citibank bought a thrift years ago. In this kind of rate environment, people are not putting a lot of fixed, single-family loans on the books. Even if you have an interest rate change and rates start going back up and there is lower ARM product, they would see better loan growth.

J. Cassarino:  OK. Just one last question about their credit quality. Do you have an idea what kind of loans those are? Are those commercial real estate or C&I loans?

C. Arnoldus:  It’s a broad mix of loans.

J. Cassarino:  OK. Thank you.

Operator:  Our next question comes from Nick Morello with Ramius Capital. Please state your question.

Nick Morello:  Good morning, gentlemen. Congratulations. I have a quick question in relation to the point at which you contacted their largest shareholder, TON Finance. I noticed that one of the principals at TON was a prior board member of CBBI who resigned late last year. I am trying to get a better flavor for what that relationship and dynamic is between you and them.

C. Arnoldus:  I can’t give you a date. The contact was in Japan through Bear Sterns. Obviously we were delighted with their reaction to this proposal. We think that this is a great indicator of how their whole shareholder base is going to line up.

N. Morello:  Did you any indication why they had resigned their position from the board last year?

C. Arnoldus:  No. I am not privy to that at all.

N. Morello:  OK. Thanks again. Congratulations.

Operator:  Our next question comes again from Tony Reiner with The Clinton Group. Please state your question.

T. Reiner:  Can we talk about and can you walk through their poison pill for a second, please?  Exactly what is it and what does it entail?

C. Thompson: Dale Morgenbetzer [sp] do you want to try to take that.

Dale Morgenbetzer:  They have a poison pill with a 20 percent threshold, which prohibits anybody from acquiring more than 20 percent of the shares of the bank.

T. Reiner:  How are we going to overcome that?

C. Arnoldus:  We’re not going to tell you on this call.

T. Reiner:  Fair enough. Appreciate it. Thanks.

Operator:  Our next question comes from John Park with Nomura Securities. Please state your question.

John Park:  Do you have any intentions of giving their shareholders the right to elect stock versus cash?

C. Arnoldus:  Yes.

J. Park:  OK. So to the extent that they would elect cash, then they would be electing the right to receive $70 a share in cash pro rated at a certain percent?

C. Thompson:  The election is complicated as you can see. Probably at the time we would figure out the total. That is why we didn’t put it in at this point. We haven’t committed to doing it. What we have considered is that we would figure out the total value based on a five-day or ten-day average at the time of closing what the total merger consideration was. Then you would be able to elect in stock or cash that amount. If CPB’s stock was in fact much higher, the dollar amount would be greater than 70 and you could choose that in CPB or in cash. If the amount were much lower, obviously it would be the same. Does that make sense?

J. Park:  Yes, but I was just wondering—would the cash per share amount also fluctuate based on your stock price? Or is it set at $70 a share?

C. Thompson:  I think we would have—certainly people who wanted to elect the exact $21 plus the exchange ratio would be satisfied first. Then we could imagine a scenario in which we offered everybody else the option to get a fluctuating amount. The $21 is fixed.  In a election scenario, the people who got cash obviously would not get a fixed $70. They would get a fixed merger consideration value.

J. Park:  Right. I am still not clear whether or not the cash-per-share amount—OK. It sounds like the cash-per-share amount would fluctuate along with the stock value.

C. Thompson:  The cash-per-share amount is $21 and the stock value is the exchange ratio, 1.8956. Those two are fixed. In the event we have an election, it will be complicated as I described. Why don’t we talk offline about it if you want to talk about theory. It is something to be negotiated, obviously, in a merger agreement. We haven’t negotiated a merger agreement.

J. Park:  OK. Fair enough. Also, could you tell us the most recent CRA ratings for both companies? Also, there was some brief mention of a tender offer in the press release. Can you explain to us what the relevance of that is.

C. Arnoldus:  We have a satisfactory rating from the regulators. I believe that is their rating as well. In terms of the tender offer, we’re going to see how they react and see what steps we have to take.

J. Park:  To the extent that they would prefer an expedited exchange offer or cash-doc-exchange-offer type of a transaction, you would be amenable to that?

C. Arnoldus:  Yes. We just want to get the deal done.

J. Park:  OK, great. Thanks a lot.

Operator:  If there are no further questions, I will turn the conference back to Mr. Arnoldus to conclude.

C. Arnoldus:  Thank you all for your participation. I want to reiterate that the merger of these two banks would be of tremendous benefit to all stakeholders involved, to the state and its communities, to the shareholders, to the customers, and to the employees. We are absolutely determined to see this through. It is very compelling. It is something we owe to our shareholders. It is something that is going to greatly benefit their shareholders. We would like to bring them into our stock that is a great performing stock and has been for several years running. We look forward to getting this transaction closed. We look forward to future dialog with all of you and for your support. Bahalo [sp] and aloha.

Operator:  Ladies and gentlemen, if you wish to access the replay for this call, you visit the company’s  website at http://investor.cpbi.com or by dialing 973/709-2089 with an ID# of 289402. This concludes our conference call for today. Thank you all for participating. Have a nice day. All parties may now disconnect.

(conference concluded)